                       April 9, 2014

Via Filings

Tia L. Jenkins
United States Securities Exchange Commission
Washington, D.C.
20549

Dear Ms. Jenkins

Re: BluForest Inc. Form 10-K Filed December 31, 2012; Filed March 18, 2013; Response dated February 18, 2014; File No. 000-53614

BluForest Inc. is actively answering the questions set forth, however need additional time due to questions asked regarding actions which took place prior to the current Board of Directors taking place.

BluForest anticipates a filing date of April 25th, 2014 to fully answer these questions.

Sincerely,
BluForest Inc.

Charles Miller